October 22, 2019

Marc Voigt
Chief Executive Officer
Immutep Limited
Level 12, 95 Pitt Street
Sydney, NSW 2000
Australia

       Re: Immutep Limited
           Registration Statement on Form F-3
           Filed October 15, 2019
           File No. 333-234208

Dear Mr. Voigt:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Andrew S. Reilly - Baker & McKenzie